Exhibit 14.1

CODE OF BUSINESS CONDUCT AND ETHICS

OF

Cordyceps Sunshine Biotech Holdings Co., Ltd.

Adopted by Cordyceps Sunshine Biotech Holdings Co., Ltd. on this 28th day of September, 2021

I. INTRODUCTION

This Code of Business Conduct and Ethics (the “Code”) helps ensure compliance with legal requirements and our standards of business conduct. This Code applies to directors, officers, and employees of Cordyceps Sunshine Biotech Holdings Co., Ltd. (the “Corporation”). Therefore, all directors, officers and employees of the Corporation are expected to read and understand this Code, uphold these standards in day-to-day activities, comply with all applicable policies and procedures, and ensure that all agents and contractors are aware of, understand and adhere to these standards.

This Code supersedes all other such codes, policies, procedures, instructions, practices, rules or written or verbal representations to the extent they are inconsistent.

II. YOUR RESPONSIBILITIES TO THE CORPORATION AND ITS SHAREHOLDERS

A. General Standards of Conduct

The Corporation expects all directors, officers, employees, agents, and contractors to exercise good judgment to ensure the safety and welfare of employees, agents, and contractors and to maintain a cooperative, efficient, positive, harmonious, and productive work environment and business organization. These standards apply while working on our premises, at offsite locations where our business is being conducted, at Corporate-sponsored business and social events, or at any other place where any director, officer or employee is acting as a representative of the Corporation.

B. Applicable Laws

All Corporate directors, officers, employees, agents, and contractors must comply with all applicable laws, regulations, rules, and regulatory orders. Corporate directors, officers and employees located outside of the United States must comply with laws, regulations, rules, and regulatory orders of the United States, including the Foreign Corrupt Practices Act, in addition to applicable local laws.

Violations of laws, regulations, rules, and orders may subject the director, officer, employee, agent or contractor to individual criminal or civil liability, as well as to discipline by the Corporation. Such individual violations may also subject the Corporation to civil or criminal liability or the loss of business.

C. Conflicts of Interest

Although this duty does not prevent any director, officer, and employee from engaging in personal transactions and investments, it does demand avoiding situations where a conflict of interest might occur or appear to occur. The Corporation is subject to scrutiny from many different individuals and organizations. Each director, officer and employee should always strive to avoid even the appearance of impropriety.

D. Corporate Opportunities

Employees, officers, and directors may not exploit for their own personal gain opportunities that are discovered using corporate property, information, or position unless the opportunity is disclosed fully in writing to the Corporation’s Board and the Board declines to pursue such opportunity.

E. Protecting the Corporation’s Confidential Information

The Corporation’s confidential information is an asset. The Corporation’s confidential information includes our database of customer contacts; details regarding our equipment procurement sources; names and lists of customers, suppliers, and employees; and financial information. This information is the property of the Corporation. Every director, officer, employee, agent, and contractor must safeguard it.

This responsibility includes not disclosing the Corporation’s confidential information such as information regarding the Corporation’s products or business over the internet.

F. Obligations under Securities Laws “Insider” Trading

Obligations under the U.S. securities laws apply to everyone. In the normal course of business, officers, directors, employees, agents, contractors, and consultants of the Corporation may come into possession of significant, sensitive information. This information is the property of the Corporation, and any director, officer, or employee in possession of such information has been entrusted with it.

No director, officer or employee may profit from it by buying or selling securities on their own behalf, or passing on the information to others to enable them to profit or for them to profit on behalf of such director, officer, or employee.

G. Prohibition against Short Selling of Corporate Stock

No Corporate director, officer or other employee, agent or contractor may, directly or indirectly, sell any equity security of the Corporation. No Corporate director, officer or other employee, agent or contractor may engage in short sales.

H. Use of Corporation’s Assets

Protecting the Corporation’s assets is a key fiduciary responsibility of every director, officer, employee, agent, and contractor. Corporate directors, officers, employees, agents, contractors must not use corporate funds, computers and software for any personal purpose.

I. Maintaining and Managing Records

Records include paper documents, CDs, computer hard disks, email, floppy disks, microfiche, microfilm, or all other media. All original executed documents that evidence contractual commitments or other obligations of the Corporation must be forwarded for recording keeping promptly upon completion. Such documents will be maintained and retained in accordance with the Corporation’s record retention policies.

III. DISCIPLINARY ACTIONS

The matters covered in this Code are of the utmost importance to the Corporation, its stockholders, and its business partners, and are essential to the Corporation’s ability to conduct its business in accordance with its stated values. The Corporation expects all its directors, officers, employees, agents, contractors, and consultants to adhere to these rules in carrying out their duties for the Corporation.

The Corporation will take appropriate action against any director, officer, employee, agent, contractor, or consultant whose actions are found to violate these policies or any other policies of the Corporation. Disciplinary actions may include immediate termination of employment or business relationship at the Corporation’s sole discretion. Where the Corporation has suffered a loss, it may pursue its remedies against the individuals or entities responsible. Where laws have been violated, the Corporation will cooperate fully with the appropriate authorities.